UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File No. 001-41079

Currenc Group Inc.

(Translation of registrant’s name into English)

410 North Bridge Road,

Spaces City Hall,

Singapore

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F ☐

Information Contained in this Report

On January 2, 2026, Currenc Group Inc. (Nasdaq: CURR) (“Currenc” or the “Company”) announced that its wholly owned subsidiary, Seamless Group Inc. (“Seamless”), has entered into a definitive share purchase agreement (the “Share Purchase Agreement”) to sell its 60% controlling interest in Tranglo Sdn. Bhd. (“Tranglo”) to New Margin Holding Limited (“New Margin”). Pursuant to the Share Purchase Agreement, New Margin will acquire 100,465 ordinary shares of Tranglo from Seamless for an aggregate purchase price of US$400 million (the “Transaction”), with US$200 million payable on the closing of the Transaction and US$200 million due ninety (90) days after the closing of the Transaction. Closing is subject to certain conditions, which include securing regulatory approval and any third party consents. If closing conditions have not been satisfied or waived by the parties by September 30, 2026, the Share Purchase Agreement will automatically terminate. The Share Purchase Agreement is governed by the laws of Malaysia.

A copy of the Company’s press release dated January 2, 2026 announcing the Transaction is furnished as Exhibit 99.1 to this Report on Form 6-K. A copy of the Share Purchase Agreement is furnished as Exhibit 99.2 to this Report on Form 6-K. The descriptions of the Share Purchase Agreement and the Transaction in this Report on Form 6-K and in Exhibit 99.1 do not purport to be complete and are qualified in their entirety by reference to the Share Purchase Agreement furnished as Exhibit 99.2 and to any additional definitive agreements, if and when executed.

This Report on Form 6-K, including Exhibits 99.1 and 99.2 hereto, contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Forward-looking statements include, among other things, statements regarding the Transaction, the anticipated structure and timing of the Transaction, expected ownership percentages, listing and governance expectations, contemplated restructuring and divestiture activities, and pre-closing financing activities. Important factors that could cause actual results to differ materially are included in Currenc’s filings with the U.S. Securities and Exchange Commission. Currenc undertakes no obligation to update any forward-looking statements except as required by applicable law.

The information furnished in this Report on Form 6-K, including Exhibits 99.1 and 99.2 hereto, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be incorporated by reference into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, except as shall be expressly set forth by specific reference in such a filing.

No Offer or Solicitation

This filing is for information purposes only and is not intended to and does not constitute, or form part of, an offer, invitation or the solicitation of an offer or invitation to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities, or the solicitation of any vote or approval in any jurisdiction, pursuant to the proposed business combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

INDEX TO EXHIBITS

Exhibit No.	Description
99.1	Press Release dated January 2, 2026, titled “Currenc Group Announces Strategic Divestment of Controlling Interest in Tranglo to New Margin Holding for US$400 Million”.
99.2	Share Purchase Agreement, dated January 1, 2026, by and between Seamless Group Inc. and New Margin Holding Limited.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: January 2, 2026

CURRENC GROUP INC.

By:	/s/ Wan Lung Eng
Name:	Wan Lung Eng
Title:	Chief Financial Officer